Exhibit 99.1

NR 16-14

GOLD RESERVE ENTERS INTO AMENDMENT TO SETTLEMENT AGREEMENT WITH VENEZUELA, ESTABLISHES MIXED COMPANY TO DEVELOP BRISAS-CRISTINAS PROJECT

SPOKANE, WASHINGTON, November 4, 2016

Gold Reserve Inc. (TSX.V: GRZ) (OTCQB: GDRZF) (“Gold Reserve” or the “Company”) today reported that it has entered into an amendment to the settlement agreement (the “Settlement Agreement”) previously entered into with the Bolivarian Republic of Venezuela (“Venezuela”) and has together with Venezuela taken steps to establish the mixed (joint venture) company Empresa Mixta Ecosocialista Siembra Minera, S.A. that will develop the Brisas-Cristinas gold copper project in Southeastern Venezuela.

Under the terms of the original Settlement Agreement, Venezuela was to pay Gold Reserve US$600,000,000 on or before October 31, 2016 and US$169,681,823 on or before December 31, 2016 to satisfy of the arbitral award granted in favor of the Company by the International Centre for Settlement of Investment Disputes and Venezuela also agreed to pay the Company an aggregate of US$240,000,000 for its technical mining data related to the Brisas property in instalments, with the last instalment to be paid on or before October 31, 2017.

The parties have agreed to a revised payment schedule under which Venezuela will make a first payment of US$300,000,000 on or before November 30, 2016, a second payment of US$469,681,823 on or before January 3, 2017, a third payment of US$50,000,000 on or before January 31, 2017, a fourth payment of US$100,000,000 on or before February 28, 2017 and a final payment of $90,000,000 on or before June 30, 2017. The aggregate payments to be made by Venezuela have not changed and the payments will be completed seven months earlier than originally contemplated.

On October 28, 2016 Gold Reserve and representatives of Venezuela also convened the first meeting of the Board of Directors of the mixed company, of which Gold Reserve owns 45% and Venezuela owns 55%, to immediately initiate the development plan of the mine activities needed to commence construction as soon as possible.

The Company’s executive team, led by Rockne Timm, Douglas Belanger and James H. Coleman, has been in Caracas working with their counterparts in the Venezuela government to conclude an agreement that was a “win” for both parties.  Mr. Timm said, “The many days and months of meetings have resulted in an agreement that positions the parties to move forward and build a major class gold property that will benefit both Gold Reserve shareholders and the people of Venezuela. I am proud to have been part of this historic transaction.”

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov, and www.sedar.com.

Gold Reserve Inc. Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the transactions contemplated by the Settlement Agreement, as amended, and the development of the Brisas-Cristinas project. Forward-looking statements are necessarily based upon number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation Venezuela’s ability to fund the contemplated payments to the Company pursuant to the Settlement Agreement, the ability of Venezuela and the Company to arrange financing for the anticipated capital costs of the Brisas-Cristinas project and the risk that the development of the Brisas Cristinas project may not proceed as anticipated.

This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”